SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                              TAT Technologies Ltd.

6-K Items

     1. Press Release re TAT Technologies Limited Reports a 53% Increase in Revenues and a 106% Increase in Net Profit for the First Quarter 2007 dated May 29, 2007.

                                                                          ITEM 1

Press Release                                       Source: TAT Technologies Ltd

TAT Technologies Limited Reports a 53% Increase in Revenues and a 106% Increase in Net Profit for the First Quarter 2007

Tuesday May 29, 9:31 am ET

GEDERA, Israel, May 29 /PRNewswire-FirstCall/ -- TAT Technologies Limited (NASDAQ/NMS: TATTF - News), a leader in the manufacture, repair and overhaul of heat transfer equipment and other various accessories used in aircraft, today reported revenues of $25,026,987 and net profit of $2,585,242 in the quarter ended March 31, 2007 compared to a revenues of $ 16,407,030 and net profit of $1,254,916 for the same period in 2006.

Income before taxes for the quarter increased by 50% to $3,074,203 compared to income before taxes of $2,044,394 for the first quarter of 2006.

The Company adopted the FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes", an interpretation of SFAS 109, "Accounting for Income Taxes". As a result of the first time adoption, the Company recorded additional tax benefit of about $ 500 thousands in its interim result, with respect of tax returns for the years 2003 -2005, based on the more likely than not compromise settlement to be achieved with the Israeli Tax authorities.

Net profit after tax for the quarter has increased by 106% to $2,585,242 compared to net profit after tax of $1,254,916 for the first quarter of 2006. As a consequence of the decrease in our income tax assessment for the years 2003-2005 the resulting income tax for the first quarter of 2007 amounts to $489,000 compared to the $789,000 tax payment for the first quarter of 2006.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, power systems, turbines, etc.

    Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development, product demand, the impact of competitive pricing, changing economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.



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                                 TAT TECHNOLOGIES LTD.
                         CONSOLIDATED STATEMENTS OF OPERATIONS
                           (amounts in thousands U.S dollars)
                                   Three Months Ended

                                        March 31,
                                     2007      2006
                                      (unaudited)

    Revenues                       $25,027   $16,407
    Gross profit                     6,601     4,491
    Income from operations
    before Income Taxes              3,074     2,042
    Other income                         -         2
    Net income before taxes          3,074     2,044
    Income taxes                       489       789
    Net income after taxes           2,585     1,255
    Basic income per share           $0.46     $0.21
    Diluted income per share          0.44      0.21
    Weighed average number of
    basic shares outstanding     6,264,893 6,042,671
    Weighed average number of
    diluted shares outstanding   6,474,137 6,055,897



    Company Contact:
    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +972-8-859-5411






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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)

                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: May 29, 2007